UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended September 30, 2003





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333



                            GENERAL INSTRUCTIONS


A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

                                                                Percentage of                Activities
                     Energy or                                      Voting                    Reported
      Name of           Gas         Date of        State of       Securities    Nature of    During the
 Reporting Company    Related    Organization    Organization        Held        Business      Period
------------------   ----------  ------------    ------------   -------------   ---------    ----------
NU Enterprises,       Holding      01/04/99       Connecticut   100% by        Unregulated      (A)
Inc.                                                            Northeast      businesses
                                                                Utilities      holding
                                                                               company

Select Energy, Inc.    Energy      09/26/96       Connecticut   100% by NU     Energy-          (B)
                                                                Enterprises,   related
                                                                Inc.           activities

Northeast              Energy      01/04/99       Connecticut   100% by NU     Energy-          (C)
Generation Services                                             Enterprises,   related
Company                                                         Inc.           activities

Select Energy          Energy      06/19/90      Massachusetts  100% by NU     Energy-          (D)
Services, Inc.                                                  Enterprises,   related
                                                                Inc.           activities

Reeds Ferry Supply     Energy      07/15/64      New Hampshire  100% by        Energy-          (E)
Co., Inc.                                                       Select Energy  related
                                                                Services,      activities
                                                                Inc.

HEC/Tobyhanna          Energy      09/28/99      Massachusetts  100% by        Energy-          (F)
Energy Project,                                                 Select Energy  related
Inc.                                                            Services,      activities
                                                                Inc.

Select Energy          Energy      10/12/94      Massachusetts  100% by        Energy-          (G)
Contracting, Inc.                                               Select Energy  related
                                                                Services,      activities
                                                                Inc.

Yankee Energy         Holding      02/15/00       Connecticut   100% by        Public           (H)
System, Inc.                                                    Northeast      Utility
                                                                Utilities      Holding
                                                                               Company

Yankee Energy          Energy      07/02/93       Connecticut   100% by        Energy-          (I)
Services Company                                                Yankee Energy  related
                                                                System, Inc.   activities

R. M. Services,        Energy      11/22/94       Connecticut   10% by Yankee  Energy-          (J)
Inc.                                                            Energy         related
                                                                System, Inc.   activities

Acumentrics            Energy      09/13/00     Massachusetts   5% by NU       Energy-          (K)
Corporation                                                     Enterprises,   related
                                                                Inc.           activities

ERI/HEC EFA-Med,       Energy      09/30/00        Delaware     50% by Select  Energy-          (L)
LLC                                                             Energy         related
                                                                Services,      activities
                                                                Inc.

E. S. Boulos           Energy      01/10/01     Connecticut     100% by        Energy-          (M)
Company                                                         Northeast      related
                                                                Generation     activities
                                                                Services
                                                                Company

NGS Mechanical,        Energy      01/24/01     Connecticut     100% by        Provide          (N)
Inc.                                                            Northeast      mechanical
                                                                Generation     construction
                                                                Services       and
                                                                Company        maintenance
                                                                               services

HEC/CJTS Energy        Energy      03/02/01        Delaware     100% by        Facilitate       (O)
Center LLC                                                      Select Energy  construction
                                                                Services,      financing
                                                                Inc.

Select Energy          Energy      02/13/96        Delaware     100% by        Energy-          (P)
New York, Inc.                                                  Select         related
                                                                Energy, Inc.   activities

Woods Electrical       Energy      07/18/02       Connecticut   100% by        Provide          (Q)
Co., Inc.                                                       Northeast      electrical
                                                                Generation     contracting
                                                                Services       services
                                                                Company

Greenport Power,       Energy      02/13/03        Delaware     50% by         Energy           (R)
LLC                                                             Northeast      related
                                                                Generation     construction
                                                                Services       activities
                                                                Company


(A) NU Enterprises, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Northeast Generation Services Company (NGS) provides a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services (MOS), a variety of Specialty Services (SS) and full-scope mechanical, Construction and Maintenance Services (CMS).

     MOS is a service that is designed for generation asset owners. Within the SS platform, its offerings include electrical maintenance and laboratory analysis. Within the CMS platform, the product and service offerings include mechanical construction and maintenance services and engineering and environmental consulting services, with an emphasis on power plant systems.

(D) Select Energy Services, Inc. (formerly HEC Inc.) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E) Reed's Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H) Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I) Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(K) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L) ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(M) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, and Vermont.

(N) NGS Mechanical, Inc. (NGSM) performs mechanical construction and maintenance services. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P) Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q) Woods Electrical Co., Inc. is in the electrical contracting business mainly in Connecticut. Woods is registered to do business in Connecticut, Massachusetts, Maine and New Hampshire.

(R) Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric, which is not an affiliate of NU, and NGS each own 50% of Greenport.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                       Person
Company         Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing         Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security        Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
--------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ -------------
                                                                                             NU
Select                                                                                       Enterprises,
Energy, Inc.    N/A      N/A          N/A      N/A     N/A          N/A        N/A           Inc.          $13,500,000

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical,
Inc.            No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

Select Energy
New York, Inc.  No transactions this quarter.

Woods Electrical
Co., Inc.       No transactions this quarter.

Northeast
Utilities       No transactions this quarter.

ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to
Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered             September 30, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation                 Electrical and
Services Company        Company                    Mechanical Services      $    6,830
                                                                            ==========
Northeast
Generation              Northeast Utilities
Services Company        Service Company            Miscellaneous            $       15
                                                                            ==========
Northeast               The Connecticut
Generation              Light and Power            Electrical and
Services Company        Company                    Mechanical Services      $       55
                                                                            ==========
Northeast
Generation              Holyoke Water              Electrical and
Services Company        Power Company              Mechanical Services      $    3,990
                                                                            ==========
Northeast
Generation              Select Energy              Electrical and
Services Company        Services, Inc.             Mechanical Services      $    1,744
                                                                            ==========
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical Services      $      442
                                                                            ==========
Northeast
Generation                                         Electrical and
Services Company        Select Energy, Inc.        Mechanical Services      $       15
                                                                            ==========
Northeast
Generation              Yankee Energy              Electrical and
Services Company        Services Company           Mechanical Services      $        1
                                                                            ==========
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services                 $     286
                                                                            ==========
                        Northeast
                        Generation                 Wholesale Purchasing
E.S. Boulos Company     Services Company           Services                 $      209
                                                                            ==========
                        Select Energy              Wholesale Purchasing
Select Energy, Inc.     New York, Inc.             Services                 $        3
                                                                            ==========

                        Northeast Utilities
Select Energy, Inc.     Service Company            Miscellaneous            $      174
                                                                            ==========
Select Energy
New York, Inc.          Select Energy, Inc.        Miscellaneous            $       79
                                                                            ==========

* Total Amount Billed is for direct costs only.

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered             September 30, 2003
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous            $      228
                                                                            ==========
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous            $       18
                                                                            ==========
Public Service
Company of
New Hampshire           Select Energy, Inc.        Miscellaneous            $      204
                                                                            ==========
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous            $       55
                                                                            ==========
The Connecticut
Light and Power
Company                 Select Energy, Inc.        Miscellaneous            $        1
                                                                            ==========
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous            $      223
                                                                            ==========
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous            $       73
                                                                            ==========
Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous            $       92
                                                                            ==========
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous            $    1,104
                                                                            ==========
Northeast Utilities
Service Company         Select Energy, Inc.        Miscellaneous            $    4,302
                                                                            ==========
* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                      (Thousands of Dollars)
Total consolidated capitalization as of 09/30/03       $6,747,678             line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,012,152             line 2

Greater of $50 million or line 2                                   $1,012,152 line 3

Total current aggregate investment:
   Select Energy, Inc.                                    795,678
   Northeast Generation Services Company                   34,416
   Select Energy Contracting, Inc.                         22,910
   Select Energy New York, Inc.                            50,280
   Woods Electrical Co., Inc.                              16,404
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                       -
   Yankee Energy Services Company                           7,982
   E.S. Boulos Company                                     13,576
   R.M. Services, Inc.                                     14,295
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   Greenport, LLC                                           2,507
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                      ------------
   Current aggregate investment                                       965,586
                                                                  ------------
     Elimination *                                                     22,508
                                                                  ------------
   Total current aggregate investment                                 943,078 line 4
                                                                  ------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                                     $69,074 line 5
                                                                  ============

*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Northeast Generation Services Company:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Select Energy Contracting, Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Yankee Energy Services Company:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     ERI/HEC EFA-Med, LLC:
      Not available

     E. S. Boulos Company:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     NGS Mechanical, Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Northeast Utilities (Parent):
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Select Energy New York, Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Woods Electrical Co., Inc.:
      Balance Sheet - As of September 30, 2003
      Income Statement - Three and nine months ended September 30, 2003

     Greenport Power, LLC:
      Not available


  B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        September 30,
                                                            2003
                                                        -------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                      $     301,240
  Accounts receivable from affiliated companies               218,838
  Unbilled revenue                                             30,783
  Special deposits                                             39,751
  Derivative assets                                            85,957
  Prepaid option premiums                                      12,730
  Prepayments and other                                        17,944
                                                        -------------
                                                              707,243
                                                        -------------

Property, Plant and Equipment:
  Competitive energy                                           14,146
   Less: Accumulated depreciation and amortization             10,558
                                                        -------------
                                                                3,588
  Construction work in progress                                 5,110
                                                        -------------
                                                                8,698
                                                        -------------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                             4,566
  Goodwill and intangible assets, net                          15,327
  Prepaid pension                                               1,625
  Long-term accounts receivable                                 6,313
  Long-term contracts assets                                   41,189
  Other                                                        32,580
                                                        -------------
                                                              101,600
                                                        -------------
Total Assets                                            $     817,541
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)


                                                         September 30,
                                                             2003
                                                         -------------
                                                           (Thousands
                                                           of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                  $     100,900
  Accounts payable                                             372,852
  Accounts payable to affiliated companies                      27,749
  Accrued taxes                                                  2,947
  Derivative liabilities                                        61,745
  Unearned option premiums                                      15,751
  Other                                                         52,489
                                                         -------------
                                                               634,433
                                                         -------------

Deferred Credits and Other Liabilities                           3,730
                                                         -------------
Capitalization:
  Long-Term Debt from NU Parent                                150,000
                                                         -------------

  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                        -
    Capital surplus, paid in                                   262,742
    Accumulated deficit                                       (230,840)
    Accumulated other comprehensive loss                        (2,524)
                                                         -------------
  Common Stockholder's Equity                                   29,378
                                                         -------------
Total Capitalization                                           179,378
                                                         -------------
Total Liabilities and Capitalization                     $     817,541
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)



                                            Three Months     Nine Months
                                               Ended            Ended
                                            September 30,    September 30,
                                                2003             2003
                                            -------------    -------------
                                                (Thousands of Dollars)


Operating Revenues                          $   1,040,989    $  2,165,449
                                            -------------    ------------
Operating Expenses:
 Operation -
  Purchased power, net interchange
    power and capacity                          1,011,488       2,109,374
  Other                                            18,739          48,349
  Depreciation and amortization                     2,948           8,673
  Taxes other than income taxes                     1,162           3,390
                                            -------------    ------------
       Total operating expenses                 1,034,337       2,169,786
                                            -------------    ------------
Operating Income/(Loss)                             6,652          (4,337)

Interest Expense, Net                               2,549           5,498
Other (Loss)/Income, Net                           (2,834)            476
                                            -------------    ------------
Income/(Loss) Before Income
  Tax Expense/(Benefit)                             1,269          (9,359)
Income Tax Expense/(Benefit)                        1,603          (4,300)
                                            -------------    ------------
Net Loss                                    $        (334)   $     (5,059)
                                            =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                       September 30,
                                                           2003
                                                       -------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $           1
  Receivables, net                                             7,697
  Accounts receivable from affiliated companies                1,003
  Taxes receivable                                               422
  Unbilled revenues                                            2,223
  Fuel, materials and supplies, at average cost                    5
  Prepayments and other                                        1,025
                                                       -------------
                                                              12,376
                                                       -------------

Property, Plant and Equipment:
  Competitive energy                                           2,997
    Less: Accumulated depreciation                               997
                                                       -------------
                                                               2,000
  Construction work in progress                                  593
                                                       -------------
                                                               2,593
                                                       -------------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                              240
  Prepaid pension                                                900
  Intangible assets, net and other                            23,758
                                                       -------------
                                                              24,898
                                                       -------------
Total Assets                                           $      39,867
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                     September 30,
                                                         2003
                                                     -------------
                                                     (Thousands of
                                                        Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $       11,700
  Accounts payable                                            4,541
  Accounts payable to affiliated companies                    2,774
  Other                                                         915
                                                     --------------
                                                             19,930
                                                     --------------

Deferred Credits and Other Liabilities                        1,065
                                                     --------------
Capitalization:
  Long-Term Debt                                              5,000
                                                     --------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                 15,468
    Accumulated deficit                                      (1,554)
    Accumulated comprehensive loss                              (42)
                                                     --------------
  Common Stockholder's Equity                                13,872
                                                     --------------
Total Capitalization                                         18,872
                                                     --------------
Total Liabilities and Capitalization                 $       39,867
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                            Three Months      Nine Months
                                               Ended             Ended
                                            September 30,     September 30,
                                                2003              2003
                                            -------------     -------------
                                                 (Thousands of Dollars)


Operating Revenues                          $      13,764     $      43,234
                                            -------------     -------------

Operating Expenses:
  Operation  -
    Other                                           9,984            34,138
  Maintenance                                       2,979             8,499
  Depreciation and amortization                        66               200
  Taxes other than income taxes                       358             1,347
                                            -------------     -------------
       Total operating expenses                    13,387            44,184
                                            -------------     -------------
Operating Income/(Loss)                               377             (950)

Interest Expense, Net                                 151              458
Other (Expense)/Income, Net                        (1,333)              78
                                            -------------     ------------
Loss Before Income Tax (Benefit)/Expense           (1,107)          (1,330)
Income Tax (Benefit)/Expense                          (33)             233
                                            -------------     ------------
Net Loss                                    $      (1,074)    $     (1,563)
                                            =============     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                        September 30,
                                                            2003
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $         741
  Receivables, net                                            17,540
  Materials and supplies, at average cost                        378
  Prepayments and other                                        1,233
                                                       -------------
                                                              19,892
                                                       -------------
Property, Plant and Equipment:
  Competitive energy                                           6,568
    Less: Accumulated depreciation                             4,489
                                                       -------------
                                                               2,079
                                                       -------------
Deferred Debits and Other Assets:
  Goodwill, net                                               17,220
                                                       -------------
Total Assets                                           $      39,191
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                               September 30,
                                                                    2003
                                                               -------------
                                                                 (Thousands
                                                                 of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                             $       5,884
  Accounts payable to affiliated companies                            11,355
  Accrued taxes                                                           99
  Other                                                                  893
                                                               -------------
                                                                      18,231
                                                               -------------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                    1,174
  Other                                                                1,995
                                                               -------------
                                                                       3,169
                                                               -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                              -
    Capital surplus, paid in                                          15,085
    Retained earnings                                                  2,706
                                                               -------------
  Common Stockholder's Equity                                         17,791
                                                               -------------
Total Capitalization                                                  17,791
                                                               -------------
Total Liabilities and Capitalization                           $      39,191
                                                               =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)

                                                       Three Months     Nine Months
                                                           Ended           Ended
                                                       September 30,   September 30,
                                                           2003            2003
                                                       -------------   -------------
                                                           (Thousands of Dollars)
Operating Revenues                                     $      18,491   $      54,920
                                                       -------------   -------------

Operating Expenses:
  Operation                                                   16,707          49,991
  Maintenance                                                    136             453
  Depreciation                                                   268             880
  Taxes other than income taxes                                  941           1,611
                                                       -------------   -------------
       Total operating expenses                               18,052          52,935
                                                       -------------   -------------
Operating Income                                                 439           1,985

Interest Expense, Net                                             45             139
Other Loss, Net                                                   (1)             (3)
                                                       -------------   -------------
Income Before Income Tax Expense                                 393           1,843
Income Tax Expense                                               173             793
                                                       -------------   -------------
Net Income                                             $         220   $       1,050
                                                       =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2003
                                                       -------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                $           5
  Receivables, net                                               62
                                                      -------------
                                                                 67
                                                      -------------
Deferred Debits and Other Assets:
  Goodwill, net                                                 248
                                                      -------------
Total Assets                                          $         315
                                                      =============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                    $          62
  Accounts payable to affiliated companies                      295
                                                      -------------
                                                                357
Capitalization:                                       -------------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                       4
    Capital surplus, paid in                                      3
    Accumulated deficit                                         (49)
                                                      -------------
  Common Stockholder's Equity                                   (42)
                                                      -------------
Total Capitalization                                            (42)
                                                      -------------
Total Liabilities and Capitalization                  $         315
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                      Three Months     Nine Months
                                          Ended           Ended
                                      September 30,   September 30,
                                          2003            2003
                                      -------------   -------------
                                         (Thousands of Dollars)

Operating Revenues                   $         286    $        942
Operating Expenses                             286             942
                                     -------------    ------------
Net Income                           $         -      $        -
                                     =============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                      September 30,
                                                          2003
                                                      -------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Receivables, net                                   $       1,182
  Prepayments and other                                        584
                                                     -------------
                                                             1,766
                                                     -------------
Deferred Debits and Other Assets:
  Contracts receivable                                      27,504
  Other                                                      3,062
                                                     -------------
                                                            30,566
                                                     -------------
Total Assets                                         $      32,332
                                                     =============
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Long-term debt - current portion                   $         577
  Accounts payable to affiliated companies                   6,916
  Accrued taxes                                                 65
  Accrued interest                                             236
  Other                                                        355
                                                     -------------
                                                             8,149
                                                     -------------

Capitalization:
  Long-Term Debt                                            23,372
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                               -
    Retained earnings                                          811
                                                     -------------
  Total Common Stockholder's Equity                            811
                                                     -------------
Total Capitalization                                        24,183
                                                     -------------
Total Liabilities and Capitalization                 $      32,332
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2003            2003
                                             -------------   -------------
                                                 (Thousands of Dollars)

Interest Expense, Net                        $        471    $      1,427
Other Income, Net                                     550           1,711
                                             ------------    ------------
Income Before Income Tax Expense                       79             284
Income Tax Expense                                     90             180
                                             ------------    ------------
Net (Loss)/Income                            $        (11)   $        104
                                             ============    ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                            September 30,
                                                                2003
                                                            -------------
                                                              (Thousands
                                                              of Dollars)
ASSETS
------

Current Assets:
  Cash                                                     $         526
  Receivables, net                                                     5
  Taxes receivable                                                    13
                                                           -------------
                                                                     544
                                                           -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                  436
  Investments and other                                            4,536
                                                           -------------
                                                                   4,972
                                                           -------------
Total Assets                                               $       5,516
                                                           =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2003
                                                       -------------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Notes payable to affiliated companies               $         100
  Accounts payable to affiliated companies                      455
  Other                                                           3
                                                      -------------
                                                                558
                                                      -------------

Deferred Credits and Other Liabilities                            5
                                                      -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 10,000 shares
      authorized and 200 shares outstanding                       1
    Capital surplus, paid in                                  7,881
    Accumulated deficit                                      (2,929)
                                                      -------------
  Common Stockholder's Equity                                 4,953
                                                      -------------
Total Capitalization                                          4,953
                                                      -------------
Total Liabilities and Capitalization                  $       5,516
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                 Three Months   Nine Months
                                                     Ended         Ended
                                                 September 30,  September 30,
                                                      2003          2003
                                                 -------------  -------------
                                                    (Thousands of Dollars)

Operating Revenues                               $         -    $           9

Operating Expenses                                           3             13
                                                 -------------  -------------
Operating Loss                                              (3)            (4)

Interest Expense, Net                                      -                4
Other Income, Net                                          -                3
                                                 -------------  -------------
Loss Before Income Tax (Benefit)/Expense                    (3)            (5)
Income Tax (Benefit)/Expense                                (1)             2
                                                 -------------  -------------
Net Loss                                         $          (2) $          (7)
                                                 =============  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          2003
                                                      -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                                $        156
  Receivables, net                                           8,481
  Accounts receivable from affiliated companies                291
  Taxes receivable                                             385
  Unbilled revenues                                          3,050
  Materials and supplies                                       203
                                                      ------------
                                                            12,566
                                                      ------------
Property, Plant and Equipment:
  Competitive energy                                           989
   Less: Accumulated depreciation                              329
                                                      ------------
                                                               660
                                                      ------------
Deferred Debits and Other Assets:
  Goodwill                                                   6,993
  Other                                                         50
                                                      ------------
                                                             7,043
                                                      ------------
Total Assets                                          $     20,269
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2003
                                                     ------------
                                                      (Thousands
                                                      of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing          $       2,948
  Accounts payable                                           1,995
  Accounts payable to affiliated companies                   1,180
  Other                                                        348
                                                     -------------
                                                             6,471
                                                     -------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                            480
  Other                                                        538
                                                     -------------
                                                             1,018
                                                     -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 7,539
    Retained earnings                                        5,241
                                                     -------------
  Common Stockholder's Equity                               12,780
                                                     -------------
Total Capitalization                                        12,780
                                                     -------------
Total Liabilities and Capitalization                 $      20,269
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                            Three Months    Nine Months
                                               Ended           Ended
                                            September 30,   September 30,
                                               2003            2003
                                            -------------   -------------
                                                (Thousands of Dollars)


Operating Revenues                          $       6,988   $      25,518
                                            -------------   -------------
Operating Expenses:
  Operation                                           290             892
  Maintenance                                       8,037          25,746
  Depreciation                                         47             125
                                            -------------   -------------
       Total operating expenses                     8,374          26,763
                                            -------------   -------------
Operating Loss                                     (1,386)         (1,245)
Other (Loss)/Income, Net                              (14)            207
                                            -------------   -------------
Loss Before Income Tax Benefit                     (1,400)         (1,038)
Income Tax Benefit                                   (558)           (158)
                                            -------------   -------------
Net Loss                                    $        (842)  $        (880)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)


                                                         September 30,
                                                             2003
                                                         -------------
                                                          (Thousands
                                                          of Dollars)
ASSETS
------

Current Assets:
  Cash                                                   $          10
                                                         -------------
Total Assets                                             $          10
                                                         =============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies               $           2
                                                         -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                        -
    Capital surplus, paid in                                        10
    Accumulated deficit                                             (2)
                                                         -------------
  Common Stockholder's Equity                                        8
                                                         -------------
Total Capitalization                                                 8
                                                         -------------
Total Liabilities and Capitalization                     $          10
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months    Nine Months
                                               Ended           Ended
                                            September 30,   September 30,
                                                2003            2003
                                            -------------   -------------
                                                (Thousands of Dollars)

Operating Revenues                          $         -      $        -
Operating Expenses                                    -               -
                                            ------------     ------------
Net Income                                  $         -      $        -
                                            ============     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                          September 30,
                                                              2003
                                                          -------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Cash                                                    $      5,159
  Notes receivable from affiliated companies                   217,600
  Notes and accounts receivable                                  5,292
  Accounts receivable from affiliated companies                  2,891
  Taxes receivable                                               5,846
  Prepayments                                                    1,600
                                                          ------------
                                                               238,388
                                                          ------------

Deferred Debits and Other Assets:
  Investments in subsidiary companies, at equity             2,559,237
  Other                                                         15,800
                                                          ------------
                                                             2,575,037
                                                          ------------
Total Assets                                              $  2,813,425
                                                          ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2003
                                                         -------------
                                                           (Thousands
                                                           of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                $      30,000
  Long-term debt - current portion                             23,000
  Accounts payable                                              4,946
  Accounts payable to affiliated companies                        305
  Accrued interest                                             13,672
  Other                                                           756
                                                        -------------
                                                               72,679
                                                        -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             4,330
  Other                                                         1,898
                                                        -------------
                                                                6,228
                                                        -------------
Capitalization:
  Long-Term Debt                                              480,226
                                                        -------------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 150,098,023 shares issued and
      127,254,402 shares outstanding                          750,492
    Capital surplus, paid in                                1,106,466
    Deferred contribution plan - employee stock
      ownership plan                                          (76,970)
    Retained earnings                                         837,963
    Accumulated other comprehensive loss                       (2,862)
    Treasury stock                                           (360,797)
                                                        -------------
  Common Stockholder's Equity                               2,254,292
                                                        -------------
Total Capitalization                                        2,734,518
                                                        -------------
Total Liabilities and Capitalization                    $   2,813,425
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENT OF INCOME
(Unaudited)

                                                      Three Months     Nine Months
                                                          Ended           Ended
                                                      September 30,   September 30,
                                                          2003            2003
                                                     --------------  -------------
                                                         (Thousands of Dollars)
Operating Revenues                                   $         -     $          -
                                                     -------------   --------------
Operating Expenses:
  Other                                                      1,767            6,127
                                                     -------------   --------------
Operating Loss                                              (1,767)          (6,127)
                                                     -------------   --------------
Interest Expense                                             6,323           15,978
                                                     -------------   --------------
Other Income, Net:
  Equity in earnings of subsidiaries                        39,820          130,969
  Other                                                      4,382            9,168
                                                     -------------   --------------
       Other income, net                                    44,202          140,137
                                                     -------------   --------------
Income Before Income Tax Benefit                            36,112          118,032
Income Tax Benefit                                           3,126            8,279
                                                     -------------   --------------
Net Income                                           $      39,238   $      126,311
                                                     =============   ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                     September 30,
                                                         2003
                                                     -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                               $       8,089
  Special deposits                                           5,451
  Receivables, net                                          41,905
  Accounts receivable from affiliated companies              3,933
  Taxes receivable                                           2,129
  Derivative assets                                         14,320
  Prepaid option premiums                                    5,823
  Prepayments and other                                     12,948
                                                     -------------
                                                            94,598
                                                     -------------
Property, Plant and Equipment:
  Competitive energy                                           607
   Less: Accumulated depreciation                              339
                                                     -------------
                                                               268
                                                     -------------
Deferred Debits and Other Assets                             3,237
                                                     -------------
Total Assets                                         $      98,103
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                       September 30,
                                                           2003
                                                       -------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable                                     $      28,060
  Accounts payable to affiliated companies                     7,691
  Derivative liabilities                                       4,515
  Other                                                        2,037
                                                       -------------
                                                              42,303
                                                       -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            7,716
  Pension obligation                                             733
  Other                                                           51
                                                       -------------
                                                               8,500
                                                       -------------

Capitalization:
  Long-Term Debt                                              14,699
                                                       -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                               10
    Capital surplus, paid in                                   9,959
    Retained earnings                                         20,870
    Accumulated other comprehensive income                     1,762
                                                       -------------
  Common Stockholder's Equity                                 32,601
                                                       -------------
Total Capitalization                                          47,300
                                                       -------------
Total Liabilities and Capitalization                   $      98,103
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)

                                                   Three Months    Nine Months
                                                      Ended           Ended
                                                   September 30,   September 30,
                                                       2003            2003
                                                   -------------   -------------
                                                       (Thousands of Dollars)
Operating Revenues                                 $      85,630   $     307,207
                                                   -------------   -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                     88,593         299,986
  Other                                                    2,368           6,631
  Taxes other than income taxes                             (412)         (1,236)
                                                   -------------   -------------
       Total operating expenses                           90,549         305,381
                                                   -------------   -------------
Operating (Loss)/Income                                   (4,919)          1,826

Interest Expense, Net                                        147             407
Other Income, Net                                             37             211
                                                   -------------   -------------
(Loss)/Income Before Income
  Tax (Benefit)/Expense                                   (5,029)          1,630
Income Tax (Benefit)/Expense                              (2,072)            666
                                                   -------------   -------------
Net (Loss)/Income                                  $      (2,957)  $         964
                                                   =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                       September 30,
                                                           2003
                                                       -------------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                $           1
                                                      -------------
Total Assets                                          $           1
                                                      =============


LIIABILITIES AND CAPITALIZATION
------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                          $          12
    Accumulated deficit                                         (11)
                                                      -------------
  Common Stockholder's Equity                                     1
                                                      -------------
Total Capitalization                                              1
                                                      -------------
Total Liabilities and Capitalization                  $           1
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)

                                             Three Months    Nine Months
                                                 Ended          Ended
                                             September 30,   September 30,
                                                 2003           2003
                                             -------------   -------------
                                                 (Thousands of Dollars)

Operating Revenues                          $         -      $        -
                                            --------------   -------------

Operating Expenses                                    -               -
                                            --------------   -------------
Net Income                                  $         -      $        -
                                            ==============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                        September 30,
                                                            2003
                                                        -------------
                                                         (Thousands
                                                         of Dollars)

ASSETS
------

Current Assets:
  Receivables, net                                      $       2,397
  Taxes receivable                                                382
  Unbilled revenue                                                251
  Materials and supplies                                           57
  Prepayments and other                                            28
                                                        -------------
                                                                3,115
                                                        -------------

Property Plant and Equipment:
  Competitive energy                                              250
   Less: Accumulated depreciation                                  46
                                                        -------------
                                                                  204
                                                        -------------

Deferred Debits and Other Assets:
  Goodwill and other purchased intangible assets, net           7,718
                                                        -------------
Total Assets                                            $      11,037
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2003
                                                     -------------
                                                      (Thousands
                                                      of Dollars)

LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $         725
  Advance from Northeast Generation Services
    Company, non-interest bearing                              250
  Accounts payable                                             614
  Accounts payable to affiliated companies                      82
  Other                                                         24
                                                     -------------
                                                             1,695
                                                     -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            198
  Other                                                        256
                                                     -------------
                                                               454
                                                     -------------
Capitalization:
  Long-Term Debt                                             4,450
                                                     -------------
  Common Stockholder's Equity:
    Common stock, no par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 5,000
    Accumulated deficit                                       (562)
                                                     -------------
  Common Stockholder's Equity                                4,438
                                                     -------------
Total Capitalization                                         8,888
                                                     -------------
Total Liabilities and Capitalization                 $      11,037
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months      Nine Months
                                                Ended             Ended
                                             September 30,     September 30,
                                                 2003              2003
                                             -------------     -------------
                                                 (Thousands of Dollars)

Operating Revenues                           $       2,571     $       5,456
                                             -------------     -------------

Operating Expenses:
  Other                                                406             1,207
  Maintenance                                        2,091             4,624
  Depreciation                                          61                81
  Taxes other than income taxes                          9                 2
                                             -------------     -------------
       Total operating expenses                      2,567             5,914
                                             -------------     -------------
Operating Income/(Loss)                                  4              (458)
Interest Expense, Net                                   82               242
Other Income, Net                                      -                   3
                                             -------------     -------------
Loss Before Income Tax Benefit                         (78)             (697)
Income Tax Benefit                                     (30)             (243)
                                             -------------     -------------
Net Loss                                     $         (48)    $        (454)
                                             =============     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



                        Northeast Utilities (Parent)
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. Seabrook was sold on November 1, 2002. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Prior to the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires and manages generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6 Section A.

2.  About Select Energy

Select Energy engages in wholesale and retail energy marketing activities. Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.  About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.  About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Boulos

Boulos is an electrical contracting company which specializes in high voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6.  About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.  About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut and is a wholly owned subsidiary of NGS. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts and New Hampshire. NGS acquired Woods Electrical on July 31, 2002, and the results of Woods Electrical's operations since July 1, 2002, are included in this report.

8.  About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems, and other resource consuming equipment.

9.  About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

10. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

11. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

12. About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services for its customers.

13. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. New Accounting Standards

Derivative Accounting: Effective January 1, 2001, NU adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133. This new statement incorporates interpretations that were included in previous Derivative Implementation Group (DIG) guidance, clarifies certain conditions, and amends other existing pronouncements. It is effective for contracts entered into or modified after June 30, 2003. The new rules indicate that derivative contracts that are subject to unplanned netting and can be settled for cash versus delivery would no longer qualify for the normal purchases and sales exception, which would require fair value accounting. Management has determined that the adoption of SFAS No. 149 did not change Select Energy's and SENY's accounting for wholesale and retail marketing contracts that were entered into prior to July 1, 2003, or the ability of Select Energy or SENY to elect the normal purchases and sales exception.

Emerging Issues Task Force (EITF) Issue No. 03-11, "Reporting Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and 'Not Held for Trading Purposes' as Defined in EITF Issue No. 02-3, 'Issues related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities'" was derived from EITF Issue No. 02-3, which requires net reporting in the income statement in revenues of energy trading activities. Issue No. 03-11 addresses income statement classification of derivatives that are not related to energy trading activities. Prior to Issue No. 03-11, there was no specific accounting guidance that addressed the classification in the income statement of Select Energy's and SENY's retail marketing and wholesale contracts, many of which are derivatives. The only applicable guidance was EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The indicators of gross revenue reporting include whether the entity is the primary obligor in the arrangement, whether the entity has inventory or credit risk, latitude in establishing price, and discretion in supplier selection. Indicators of net revenue reporting are whether the supplier is the primary obligor in the arrangement, the entity earns a fixed amount and the supplier has credit risk.

On July 31, 2003, the EITF reached a consensus in Issue No. 03-11 that determining whether realized gains and losses on contracts that physically deliver and are not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances. The EITF indicated that the indicators set forth in Issue No. 99-19 should continue to be considered and provided no new accounting guidance. Additionally, the consensus recommends disclosure of where the gains and losses are recorded in the income statement, and whether they are presented on a net or gross basis. Issue No. 03-11 is effective for Select Energy and SENY prospectively on October 1, 2003.

Select Energy currently reports the settlement of short-term contracts and Select Energy and SENY currently report the long-term derivative contracts that are not held for trading purposes on a gross basis, generally with sales in revenues and purchases in expenses. Short-term sales and purchases represent power that is purchased to serve full requirements contracts but is ultimately not needed based on the actual load of the full requirements customers. This excess power is sold to the independent system operator or to other counterparties. Management is currently evaluating the impact of the consensus in Issue No. 03- 11 as it relates to income statement classification of Select Energy's short-term energy purchases and sales. Management will complete this evaluation in the fourth quarter in accordance with Issue No. 03-11. If management determines that revenues and expenses related to short-term sales and purchases should be reported net, then there could be a significant reduction in both Select Energy's revenues and expenses with no operating income or net income impact. For the first nine months of 2003, short-term and non-requirements sales amounted to approximately $600 million.

On June 25, 2003, the DIG cleared Issue No. C-20, which addressed the meaning of "not clearly and closely related regarding contracts with a price adjustment feature" as it relates to the election of the normal purchase and sales exception to derivative accounting. The implementation of this guidance is required for the fourth quarter of 2003 for Select Energy and SENY. Management is currently evaluating the impacts of Issue No. C-20, but believes that when it is implemented, Issue No. C-20 will not have a significant impact on Select Energy and SENY.

16. Derivative Instruments, Market Risk and Risk Management

A. Derivative Instruments

Effective January 1, 2001, NU adopted SFAS No. 133, as amended by SFAS No. 149 in April 2003. Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in net income. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in net income. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income, a component of equity, until the underlying transactions occur. For those contracts that meet the definition of a derivative and meet the fair value hedge requirements, the changes in fair value of the effective portion of those contracts are generally recognized on the balance sheet as both the hedge and the hedged item are recorded at fair value. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in net income. Derivative contracts that are entered into as a normal purchase or sale, will result in physical delivery, meet the definitions in SFAS No. 149, and are documented as such, are recorded under accrual accounting.

For information regarding recent accounting changes related to trading activities, see Note 15, "New Accounting Standards," to the financial statements.

The tables below summarize Select Energy's and SENY's derivative assets and liabilities at September 30, 2003. These amounts do not include premiums paid, which amounted to $18.6 million at September 30, 2003 ($12.8 million for Select Energy and $5.8 million for SENY). These amounts also do not include premiums received by Select Energy, which amounted to $15.8 million at September 30, 2003. The premium amounts relate primarily to energy trading activities.

--------------------------------------------------------------------------
 (Millions of Dollars)       Assets       Liabilities       Total
--------------------------------------------------------------------------
Select Energy:
  Trading                    $81.9         $ (51.3)        $ 30.6
  Nontrading                   1.0             --             1.0
  Hedging                      3.1           (10.5)          (7.4)
--------------------------------------------------------------------------
Total                        $86.0         $ (61.8)        $ 24.2
==========================================================================

--------------------------------------------------------------------------
 (Millions of Dollars)       Assets       Liabilities       Total
--------------------------------------------------------------------------
SENY:
  Trading                    $ 7.5         $ (1.9)         $  5.6
  Nontrading                   2.6           (1.4)            1.2
  Hedging                      4.2           (1.2)            3.0
--------------------------------------------------------------------------
Total                        $14.3         $ (4.5)         $  9.8
==========================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale business, Select Energy conducts limited energy trading activities in electricity, natural gas and oil, and therefore, experiences net open positions. Select Energy and SENY manage these open positions with strict policies that limit their exposure to market risk and require daily reporting to management of potential financial exposures. Derivatives used in trading activities are recorded at fair value and included in the balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the statements of income in the period of change. The net fair value positions of the trading portfolio at September 30, 2003 were assets of $30.6 million for Select Energy and $5.6 million for SENY. These amounts include intercompany assets and liabilities of $0.4 million.

Select Energy's and SENY's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask market prices; bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources; and a long-term bilateral energy purchase contract, the fair value of which is determined using a model. The trading portfolio also includes a LIBOR-based interest rate swap to mitigate fair value fluctuations from changes in the LIBOR-based discount rate used to determine the fair value of certain trading contracts. SENY's trading portfolio also includes transmission congestion contracts. The fair value of certain transmission congestion contracts is based on published market data. Market information for other transmission congestion contracts is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $4.6 million, are equal to their fair value.

Nontrading: Nontrading derivative contracts are used for delivery of energy related to Select Energy's and SENY's retail and wholesale activities. These contracts are not entered into for trading purposes, but are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because the normal purchase and sale designation was not elected by management. The net fair values of nontrading derivatives valued at the mid-point of bid and ask market prices at September 30, 2003 were assets of $1.0 million for Select Energy and $1.2 million for SENY.

Hedging: Select Energy and SENY utilize derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy and SENY also utilize derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated retail supply requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas, or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2005. Select Energy and SENY have hedged its gas supply component of the risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2005, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At September 30, 2003, the NYMEX futures contracts had notional values of $81.9 million and were recorded at fair value as a derivative liability of $1.7 million.

Other derivative liabilities, which are valued at the mid-point of bid and ask market prices, include forwards, options and swaps to hedge Select Energy's basic generation service contracts in the PJM region and were recorded at fair value as derivative liabilities of $5 million. Other derivative liabilities include futures, options and swaps in the New England region, which were recorded as derivative liabilities with a fair value of $4.2 million at September 30, 2003.

SENY maintains hedges on its retail sales portfolio through 2004, which were also valued at the mid-point of bid and ask market prices and recorded at fair value as a derivative asset of $4.1 million at September 30, 2003.

B. Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future net income, fair values or cash flows from market risk- sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Trading Portfolio: At September 30, 2003, Select Energy calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in approximately a $0.3 million increase or decrease in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in this sensitivity analysis.

Retail Marketing and Wholesale Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quotes on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its retail marketing and wholesale portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts and generation assets, assuming a 10 percent change in forward market prices. At September 30, 2003, a 10 percent change in market price would have resulted in an increase or decrease in fair value of approximately $3.5 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's retail marketing and wholesale portfolio at September 30, 2003, is not necessarily representative of the results that will be realized when the commodities provided for in these contracts are physically delivered.

C. Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU Enterprises to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts are guaranteed by the NYMEX and have a lower credit risk. Select Energy and SENY have established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial conditions (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy and SENY entering into trading activities. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact NU's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At September 30, 2003, Select Energy and SENY maintained collateral balances from counterparties of $29.2 million. This amount does not include $16 million of special deposits held by outside counterparties. This amount is included in both special deposits and other current liabilities on the accompanying balance sheets.

17. Special Deposits

Special deposits primarily consist of collateral balances resulting from Select Energy and SENY wholesale activities.



                     QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




          -------------------
          NORTHEAST UTILITIES
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ----------------------------------------
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  November 24, 2003
          ----------------------------------------